Exhibit (a)(i)

April 29, 2003

This e-mail is being sent to inform you that you are eligible to participate in the 2003 Stock Option Exchange Program commencing April 29th. You are eligible because you received option awards on or after September 13, 2002, to purchase a total of 30,000 or more shares of common stock of the Company.

Attached is the “Offer to Exchange” document. The document describes the Stock Option Exchange Program in detail. You should carefully read the document because it contains important information about the exchange offer.

This Stock Option Exchange Program offers eligible employees the opportunity to voluntarily cancel certain outstanding underwater stock options previously granted to them in exchange for replacement stock options to purchase a specified number of shares at a future date.

Angela Loeffler or I will personally walk you through the 2003 Stock Option Exchange Program during the next week. In the meantime, if you have any questions about the 2003 Stock Option Exchange Program, please do not hesitate to contact either one of us.

Best regards,

Tim Silvera

Director, Total Compensation

Openwave Systems

650.480.7355

tim.silvera@openwave.com

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